Preliminary Pricing Supplement
                 Subject to Completion Dated October 23, 2002

PRELIMINARY PRICING SUPPLEMENT                                                                      Rule 424(b)(3)
(To Prospectus Supplement and Prospectus dated September 25, 2002)                             File No. 333-97937
Pricing Supplement Number:

                           Merrill Lynch & Co., Inc.
                          Medium-Term Notes, Series B
                  Due Nine Months or More from Date of Issue

              Japanese Yen/U.S. Dollar Notes due November , 2003
                                 (the "Notes")
                                 ____________

     The Notes have a one year term and are a U.S. Dollar denominated investment linked to movements in the Japanese Yen/U.S. Dollar exchange rate. The Notes are 100% principal protected, meaning that at maturity you will receive the Issue Price of $1,000 per $1,000 principal amount of Notes. An additional amount will be payable at maturity in the event that the Japanese Yen/U.S. Dollar exchange rate increases by more than 2.00 Japanese Yen per U.S. Dollar between the Pricing Date and Valuation Date, each as defined below. (An increase in the exchange rate signifies a decrease in value of the Japanese Yen against the U.S. Dollar.) However, if the exchange rate increases by more than 13.00 Japanese Yen per U.S. Dollar at any time on any day during the term of the Notes to and including the Valuation Date, then no additional amount will be payable at maturity.

     Investing in the Notes involves risks that are described in the "Risk Factors" section of this pricing supplement and the accompanying Prospectus Supplement.

Aggregate principal amount.......................$

Stated Maturity Date.............................November  , 2003.

Pricing Date.....................................November  , 2002.

Issue Price......................................$1,000 per Note.

Original Issue Date..............................November  , 2002.

Payment at maturity..............................100% of the principal amount, plus the Additional Payment, if any, as described below.

Additional Payment...............................If the JPY/USD Rate is not greater than the Barrier Rate during the
                                                 Reference Period, then the Additional Payment will equal:

                                                                    (Ending Rate - Starting Rate)
                                                 principal amount x (---------------------------) x 1.50
                                                                    (        Ending Rate        )

                                                 provided, the Additional Payment shall not be less than zero.

                                                 If the JPY/USD Rate is greater than the Barrier Rate at any time on any day during the Reference Period, then the Additional Payment will be zero.

JPY/USD Rate.....................................The JPY/USD Rate expresses the number of Japanese Yen for which one
                                                 U.S. Dollar can be exchanged.





Starting Rate....................................The JPY/USD Rate on the Pricing Date, plus 2.00, as reported by
                                                 Reuters Group PLC ("Reuters") on page 1FED, or any substitute page thereto, at 10:00 a.m. New York City time.

Ending Rate......................................The JPY/USD Rate on the Valuation Date, as reported by Reuters on page 1FED, or any substitute page thereto, at 10:00 a.m. New York
                                                 City time.  However, if the JPY/USD Rate is not so quoted by
                                                 Reuters on page 1FED, or any substitute page thereto, then the
                                                 JPY/USD Rate will be the midpoint calculated on the basis of the arithmetic mean of the applicable spot quotations received by the
                                                 Calculation Agent at approximately 10:00 a.m. New York City time on the Valuation Date for the purchase or sale by the Reference
                                                 Dealers of the Reference Amount for settlement one Business Day later. If fewer than two Reference Dealers provide such spot quotations, then the JPY/USD Rate will be the midmarket rate calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at approximately
                                                 10:00 a.m. New York City time on the Valuation Date from three leading commercial banks in New York (selected at the sole discretion of the Calculation Agent), for the sale by such banks of the Reference Amount for settlement one Business Day later. If these spot quotations are available from fewer than three banks, then the Calculation Agent, in its sole discretion, shall determine which spot rate is available and reasonable to be used. If no such spot quotation is available, then the JPY/USD Rate will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 10:00
                                                 a.m. New York City time, on the Valuation Date.

Barrier Rate.....................................The Starting Rate plus 11.00.  For purposes of determining whether the JPY/USD Rate is greater than the Barrier Rate, the JPY/USD exchange rate shall be equal to the number of Japanese Yen that can be purchased for one U.S. Dollar as reported by EBS Dealing
                                                 Resources, Inc. or any successor service thereto.

Reference Period.................................From 10 a.m. New York City time on the Pricing Date to and including 10 a.m. New York City time on the Valuation Date.

Valuation Date...................................The seventh scheduled Business Day prior to the Stated Maturity
                                                 Date.  If such day is not a Business Day then the Valuation Date will be the immediately preceding Business Day.

Reference Amount.................................100,000,000 Japanese Yen.

Reference Dealers................................Citibank, N.A., Deutsche Bank A.G. and JPMorgan Chase Bank, or
                                                 their successors.

Business Day.....................................Any day other than a Saturday or Sunday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law, regulation or executive order to close in The City of New
                                                 York and such banks are open for dealing in a foreign exchange and foreign currency deposits.


                                                        S-2




Calculation Agent................................Merrill Lynch Capital Services, Inc.

                                                 All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and, absent manifest error, will be conclusive for all purposes and binding on Merrill
                                                 Lynch & Co., Inc. ("ML&Co.") and beneficial owners of the Notes.

                                                 All percentages resulting from any calculation on the Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards, e.g., 9.876545% (or .09876545) would be rounded to
                                                 9.87655% (or .0987655). All dollar amounts used in or resulting from this calculation will be rounded to the nearest cent with one-half cent being rounded upwards.

Trustee..........................................JPMorgan Chase Bank.

Form of Notes....................................Book-entry.

CUSIP number.....................................

Proceeds to ML&Co................................$

Underwriting Discount............................$


                                                        S-3

                                 RISK FACTORS

     Your investment in the Notes will involve certain risks, including risks not associated with similar investments in a conventional debt security. You should consider carefully the following discussion of risks, and the risks described in the accompanying Prospectus Supplement, before you decide that an investment in the Notes is suitable for you.

The value of the Notes is related to changes in the value of the U.S. Dollar relative to the Japanese Yen

     The value of any currency, including the Japanese Yen and the U.S. Dollar, may be affected by complex political and economic factors. The JPY/USD Rate is at any moment a result of the supply and demand for the two currencies, and changes in the exchange rate result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Japan and the United States, including economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Japan and in the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by Japan, the United States and other countries important to international trade and finance.

     Foreign exchange rates can either fluctuate or be fixed by sovereign governments. Exchange rates of most economically developed nations are permitted to fluctuate in value relative to the U.S. Dollar. However, governments sometimes do not allow their currencies to float freely in response to economic forces. Governments use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the Notes is that their liquidity, trading value and amounts payable could be affected by the actions of sovereign governments as outlined above. There will be no adjustment or change in the terms of the Notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the Japanese Yen, the U.S. Dollar or any other currency.

The return on your investment in the Notes is uncertain

     Your investment in the Notes is linked to the JPY/USD Rate and is designed for investors who believe that the JPY/USD Rate will increase (i.e., the Japanese Yen will depreciate relative to the U.S. Dollar) over the next twelve months, that such increase will be large enough to produce their desired return on the Notes, but not so large as to exceed the Barrier Rate. The JPY/USD Rate may appreciate as well as depreciate and, although you have the opportunity to receive a return, you risk a lower return than on comparable instruments, or no return at all.

          You may not earn a return on your investment in the Notes. If the JPY/USD Rate decreases (i.e., the Japanese Yen appreciates relative to the U.S. Dollar), or does not increase by more than 2.00 Japanese Yen per U.S. Dollar as of the Valuation Date from the JPY/USD Rate on the Pricing Date, or increases by more than 13.00 Japanese Yen per U.S. Dollar from the JPY/USD Rate on the Pricing Date at any time on any day during the term of the Notes up to and including the Valuation Date, then, on the Stated Maturity Date, we will pay you only the Issue Price of $1,000 per Note. The Starting Rate used to calculate the Additional Payment will be
     2.00 greater than the JPY/USD Rate on the Pricing Date. As a result, in order for you to receive an Additional Payment, the increase, if any, in the JPY/USD Rate determined on the Valuation Date must be greater than 2.00, regardless of any fluctuations in the JPY/USD Rate during the term of the Notes (assuming the JPY/USD Rate has not been greater than the Barrier Rate during the Reference Period).

          Your yield may be lower than the yield on other debt securities. If the JPY/USD Rate has not increased sufficiently above the Starting Rate as of the Valuation Date, or if it increases above the Barrier Rate on any day during the Reference Period, the yield on your Notes will be less than the yield you would earn if you bought other standard senior debt securities of ML&Co. with the same maturity date.

          The yield on the Notes is limited. Your opportunity to participate in the possible increase in the value of the Japanese Yen relative to the U.S. Dollar through an investment in the Notes is limited. As a result of the effect of the Barrier Rate, the return on your Notes is capped and
     you should not expect to receive a return of greater than   % per annum on
     your investment. This represents the yield on your investment if the JPY/USD Rate equals but does not exceed the Barrier Rate. If the JPY/USD Rate rises above the Barrier Rate, the yield on your investment will be zero.

There may be an uncertain trading market for the Notes

     Upon issuance, your Notes will not have an established trading market. We cannot assure you that a trading market for your Notes will ever develop or be maintained if developed. The development of a trading market for the Notes will depend on our financial performance and other factors, such as the change in the value of the JPY/USD Rate. If the trading market for the Notes is limited, there may be a limited number of buyers for your Notes if you do not wish to hold your investment until maturity. This may affect the price you receive.

     Many factors affect the value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

     The value of the Notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the value of the Notes caused by another factor, and that the effect of one factor may exacerbate the decrease in the value of the Notes caused by another factor. The following paragraphs describe the expected impact on the value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

     The value of the JPY/USD Rate is expected to affect the value of the Notes. We expect that the value of the Notes will depend substantially on the amount by which the Japanese Yen depreciates versus the U.S. Dollar over the term of the Notes. If you choose to sell your Notes when the JPY/USD Rate exceeds the Starting Rate, you may receive less than the amount that would be payable at maturity based on that value because of the expectation that the JPY/USD Rate will continue to fluctuate until the Ending Rate is determined. We also expect that this dependence will increase if the value of the JPY/USD Rate approaches the Barrier Rate. If the JPY/USD Rate at any time on any day through the end of the Reference Period is greater than the Barrier Rate, the Additional Amount will equal zero and the value of the Notes will be adversely affected.

     Changes in the levels of interest rates are expected to affect the value of the Notes. We expect that interest rates will affect the value of the Notes. In general, if U.S. interest rates increase, we expect that the value of the Notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the value of the Notes will increase. In general, if Japanese interest rates increase, we expect that the value of the Notes will increase and, conversely, if U.S. interest rates decrease, we expect that the value of the Notes will decrease. Interest rates may also affect the economy of Japan or the United States, and, in turn, the JPY/USD Rate.

     Changes in volatility of the JPY/USD Rate are expected to affect the value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the JPY/USD Rate increases, the value of the Notes may be adversely affected.

     Changes in our credit ratings may affect the value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as any fluctuations in the JPY/USD Rate, an improvement in our credit ratings will not reduce other investment risks related to the Notes.


Uncertain tax consequences

     You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled "United States Federal Income Taxation" in this pricing supplement.

                      EVENTS OF DEFAULT AND ACCELERATION

     In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a beneficial owner of a Note upon any acceleration permitted by the Notes, with respect to each Note, will be equal to the amount payable on the Stated Maturity Date, calculated as though the date of early repayment was the Stated Maturity Date and the seventh scheduled Business Day prior to such day was the Valuation Date. If such seventh scheduled Business Day is not a Business Day, then the determination will be made on the immediately succeeding Business Day. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the beneficial owner of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the Issue Price of the Note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding was the maturity date of the Notes.

     In case of default in payment of the Notes, whether at their stated maturity or upon acceleration, from and after that date the Notes will bear
interest, payable upon demand of their beneficial owners, at the rate of   % per
annum to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

                             HYPOTHETICAL RETURNS

     The following table illustrates the hypothetical rate of return on the Notes for a range of hypothetical Ending Rates.

                     Hypothetical Rate of Return on       Hypothetical Rate of Return on
                     the Notes assuming the JPY/USD       the Notes assuming the JPY/USD
                         Rate did not exceed the             Rate was greater than the
                       Barrier Rate for the entire          Barrier Rate at some point
Hypothetical                  hypothetical                          during the
Ending Rate               Referenced Period (1)                Reference Period (1)
-----------               ---------------------                --------------------
 121.22                           0.00%                                0.00%
 122.22                           0.00%                                0.00%
 123.22                           0.00%                                0.00%
 124.22(2)                        0.00%                                0.00%
 125.22                           0.00%                                0.00%
 126.22(3)                        0.00%                                0.00%
 127.22                           1.18%                                0.00%
 128.22                           2.34%                                0.00%
 129.22                           3.48%                                0.00%
 130.22                           4.61%                                0.00%
 131.22                           5.72%                                0.00%
 132.22                           6.81%                                0.00%
 133.22                           7.88%                                0.00%
 134.22                           8.94%                                0.00%
 135.22                           9.98%                                0.00%
 136.22                          11.01%                                0.00%
 137.22(4)                       12.02%                                0.00%
 138.22                            N/A(5)                              0.00%
 139.22                            N/A                                 0.00%
 140.22                            N/A                                 0.00%
 141.22                            N/A                                 0.00%
 142.22                            N/A                                 0.00%
 143.22                            N/A                                 0.00%
 144.22                            N/A                                 0.00%

____________
(1) These rates represent an annualized rate of return.
(2) This was the JPY/USD Rate on the hypothetical Pricing Date.
(3) This is the hypothetical Starting Rate used to calculate this table. The actual Starting Rate will be calculated on the Pricing Date using the JPY/USD Rate on that day.
(4) This is the hypothetical Barrier Rate used to calculate this table. The actual Barrier Rate will be calculated on the Pricing Date.
(5) Not applicable because this column assumes the JPY/USD Rate never exceeds the Barrier Rate.

                               THE JPY/USD RATE

     The JPY/USD Rate is a foreign exchange spot rate that measures the relative values of two currencies, the Japanese Yen and the U.S. Dollar. The JPY/USD Rate decreases when the Japanese Yen appreciates relative to the U.S. Dollar and increases when the Japanese Yen depreciates relative to the U.S. Dollar. The JPY/USD Rate is expressed as a rate that reflects the amount of Japanese Yen that can be purchased for one U.S. Dollar. The October 23, 2002 JPY/USD Rate of 124.22 thus indicates that 124.22 Japanese Yen can be purchased for one U.S. Dollar.

     The following table sets forth the monthly high, low and month-end mid-market levels in the interbank market for the JPY/USD Rate from January 1999 through September 2002. The historical experience of JPY/USD Rates should not be taken as an indication of future performance. Any historical upward or downward trend in the JPY/USD Rate during any period set forth below is not any indication that the JPY/USD Rate is more or less likely to increase or decrease at any time during the term of the Notes.

Year                                                   High          Low              Month End
----                                                   ----          ---              ---------
1999:
January...................................            117.05         108.22           116.33
February..................................            122.53         111.31           119.20
March.....................................            123.75         116.93           118.90
April.....................................            122.00         117.45           119.47
May.......................................            124.75         119.47           121.79
June......................................            122.55         117.62           121.10
July......................................            122.90         114.18           114.53
August....................................            116.20         109.06           109.72
September.................................            111.38         103.20           106.46
October...................................            108.05         103.71           104.10
November..................................            106.60         101.25           102.15
December..................................            103.80         101.31           102.51
2000:
January...................................            107.55         101.40           107.32
February..................................            111.73         107.11           110.32
March.....................................            110.32         102.07           102.78
April.....................................            108.26         102.83           108.18
May.......................................            110.08         106.06           107.65
June......................................            109.10         103.93           106.12
July......................................            109.80         105.28           109.43
August....................................            109.77         105.92           106.67
September.................................            108.43         104.77           108.14
October...................................            109.58         107.34           108.83
November..................................            111.49         106.87           110.38
December..................................            115.06         110.16           114.41
2001:
January...................................            119.90         113.54           116.57
February..................................            117.96         114.36           117.37
March.....................................            126.33         117.04           126.33
April.....................................            126.84         120.90           123.48
May.......................................            124.05         118.53           119.22
June......................................            124.96         118.28           124.65
July......................................            126.10         122.73           125.00
August....................................            125.21         118.49           118.79
September.................................            122.04         115.83           119.56
October...................................            123.35         119.32           122.42
November..................................            124.56         119.75           123.48
December..................................            132.08         123.26           131.66
2002:
January...................................            135.14         130.41           134.68
February..................................            135.04         131.85           133.36
March.....................................            133.88         126.40           132.73
April.....................................            133.84         127.66           128.54
May.......................................            129.07         122.80           124.22
June......................................            125.90         118.40           119.47
July......................................            120.73         115.54           119.85
August....................................            121.33         116.33           118.46
September.................................            124.21         116.87           121.81

                     UNITED STATES FEDERAL INCOME TAXATION

     Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, counsel to ML&Co., as to certain United States Federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities, persons holding Notes in a tax-deferred or tax-advantaged account, or persons holding Notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this pricing supplement) or with holders that have a functional currency other than the U.S. Dollar. The following discussion also assumes that the issue price of the Notes, as determined for United States Federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

     As used in this pricing supplement, the term "U.S. Holder" means a beneficial owner of a Note that is for United States Federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States Federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

General

     There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States Federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States Federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the "IRS") in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.'s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States Federal income tax purposes. The following discussion of the principal United States Federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States Federal income tax purposes, then the United States Federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States Federal income tax purposes.

U.S. Holders

     On June 11, 1996, the Treasury Department issued final regulations (the "CPDI Regulations") concerning the proper United States Federal income tax treatment of contingent payment debt instruments, which apply to debt instruments issued on or after August 13, 1996. In general, the CPDI Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of prior United States Federal income tax law. However, both debt instruments having a term to maturity of one year or less and debt instruments that are subject to the rules regarding foreign currency gain or loss (the "Foreign Currency Rules") are generally exempt from the timing and character rules provided by the CPDI Regulations. Since the amount of the Additional Payment, if any, that will be paid on the Notes on the Stated Maturity Date will be determined by reference to the value of the JPY/USD Rate during the Reference Period, the Notes generally should be subject to the Foreign Currency Rules and should not be subject to the CPDI Regulations. However, the Foreign Currency Rules do not set forth specific rules for determining the amount of income, gain or loss realized by a taxpayer from holding a debt instrument that provides for one or more contingent payments, similar to the Notes. In the absence of any specific provision in the Foreign Currency Rules, the United States Federal income tax consequences of the purchase, ownership and disposition of the Notes should be governed by a combination of both the general principles contained in the Foreign Currency Rules and general principles of United States Federal income tax law. In addition, although the Notes have a term to maturity of one year or less, since the amount of the Additional Payment, if any, that will be paid on the Notes on the Stated Maturity Date will be determined by reference to the JPY/USD Rate during the Reference Period and since you will not receive any Additional Payment on the Stated Maturity Date if the JPY/USD Rate decreases (i.e., the Japanese Yen appreciates relative to the U.S. Dollar), if the JPY/USD Rate does not increase by more than 2.00 Japanese Yen per U.S. Dollar between the Pricing Date and Valuation Date, or if the JPY/USD Rate is greater than the Barrier Rate during the Reference Period, the Notes should not be treated as having been issued with original issue discount for United States Federal income tax purposes.

     Under general principles of United States Federal income tax law, payments of interest on a debt instrument generally will be taxable to a U.S. Holder as ordinary interest income at the time such payments are accrued or are received (in accordance with the U.S. Holder's regular method of tax accounting). Under these principles, the Additional Payment, if any, payable on the Stated Maturity Date would be treated as contingent interest and generally would be includible in income by a U.S. Holder as ordinary interest on the date that the Additional Payment is accrued (i.e., generally when the payment of interest becomes fixed in amount and becomes unconditionally payable) or when such Additional Payment is received, in accordance with the U.S. Holder's regular method of tax accounting.

     Upon the sale or exchange of a Note prior to maturity, a U.S. Holder generally would recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized on the sale or exchange and such U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note generally will equal such U.S. Holder's initial investment in the Note. Such gain or loss generally should be capital gain or loss and should be short-term capital gain or loss since the Note will have been held by the U.S. Holder for one year or less. However, any portion of such gain or loss that is attributable to changes in the value of the JPY/USD Rate should constitute exchange gain or loss which will be characterized as ordinary income or loss. It is possible, however, that the IRS could assert that all or any portion of the amounts realized upon the sale or exchange of a Note prior to its maturity in excess of the principal amount thereof constitutes ordinary interest income. In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchases) may be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Non-U.S. Holders

     A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt, or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the "Withholding Agent") must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that such owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new

IRS Form W-8BEN (or other applicable form). Generally, a Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

     Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of such individual's death, payments in respect of such Note would have been effectively connected with the conduct by such individual of a trade or business in the United States.

Backup withholding

     Backup withholding at the applicable statutory rate of United States Federal income tax may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

     In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

     Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner's United States Federal income tax provided the required information is furnished to the IRS.

                             ERISA CONSIDERATIONS

     The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and Section 4975 of the Internal Revenue Code, as amended (the "Code") prohibit various transactions with certain parties involving the assets of employee benefit plans, unless an exemption is available; governmental plans may be subject to similar prohibitions. Because transactions between a plan and ML&Co. may be prohibited absent an exemption, and it is not clear that any existing exemption will apply to all transactions occurring in connection with an investment in a Note, the Notes may not be purchased by, on behalf of, or with plan assets of an employee benefit plan or other plan or arrangement that is subject to Title 1 of ERISA, or to Section 4975 of the Code. Each investor, by its purchase of a Note, represents and warrants that it is not, and is not investing on behalf of or with plan assets of an employee benefit plan or other plan or arrangement subject to Title 1 of ERISA or Section 4975 of the Code, or that all of the conditions of an applicable administrative exemption from the "prohibited transaction" rules applies. Examples of potentially applicable exemptions include Prohibited Transaction Exemption ("PTE") 84-14 (transactions by a Plan directed by a "qualified professional asset manager" or "QPAM"), PTE 91-38 (transactions by bank-maintained collective trust funds), PTE 90-1 (transactions by insurance company pooled separate accounts), PTE 95-60 (transactions by insurance company general accounts), and PTE 96-23 (transactions directed by in-house asset managers or "INHAMS").